Exhibit 12.1
Forest City Realty Trust, Inc.
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(dollars in thousands)

	Nine Months Ended	Year Ended December 31,			11 Months Ended	Year Ended

	September 30, 2017	2016	2015	2014	December 31, 2013	January 31, 2013
Earnings (in thousands):
Earnings (loss) from continuing operations before income taxes (excluding equity in earnings of unconsolidated entities and noncontrolling interest adjustment)	$21,604	$118,544	$(65,051)	$(103,486)	$(111,281)	$(69,291)

Adjustments to earnings:
Interest incurred, net of capitalized interest	88,473	159,616	197,291	239,943	297,057	276,491
Amortization of loan procurement costs	4,067	5,719	7,549	7,797	7,746	10,727
Previously capitalized interest amortized into earnings	11,705	15,537	16,508	16,981	12,852	12,234
Cash distributions from unconsolidated entities	53,388	71,646	60,029	82,725	64,346	261,344
Portion of rents representative of interest factor	4,222	5,629	4,677	3,671	2,772	5,136

Earnings, as adjusted	$183,459	$376,691	$221,003	$247,631	$273,492	$496,641

Fixed charges (in thousands):
Interest expensed	$88,473	$159,616	$197,291	$239,943	$297,057	$276,491
Interest capitalized	16,610	38,639	36,875	24,411	16,693	96,094
Amortization of loan procurement costs	4,067	5,719	7,549	7,797	7,746	10,727
Portion of rents representative of interest factor	4,222	5,629	4,677	3,671	2,772	5,136

Total fixed charges	$113,372	$209,603	$246,392	$275,822	$324,268	$388,448

Preferred Dividend Requirements	—	—	—	—	302	21,334

Total Fixed Charges and Preferred Dividends	$113,372	$209,603	$246,392	$275,822	$324,570	$409,782

Ratio of earnings to fixed charges (1)(2)	1.62	1.80	(3)	(4)	(5)	1.28

Ratio of earnings to combined fixed charges and preferred dividends (1)(2)	1.62	1.80	(3)	(4)	(5)	1.21

(1)
Included in earnings from continuing operations are non-cash charges related to depreciation and amortization of $189.5 million, $250.8 million, $252.9 million, $196.2 million, $239.8 million and $203.4 million for the nine months ended September 30, 2017, years ended December 31, 2016, 2015 and 2014, the 11 months ended December 31, 2013 and the fiscal year ended January 31, 2013, respectively. Depreciation and amortization reduce earnings from continuing operations, but does not impact our ability to cover our fixed charges.

(2)
Included in earnings from continuing operations are non-cash charges related to impairment of real estate of $44.3 million, $156.8 million, $451.4 million, $277.1 million, $421.4 million and $46.5 million for the nine months ended September 30, 2017, years ended December 31, 2016, 2015 and 2014, the 11 months ended December 31, 2013 and the fiscal year ended January 31, 2013, respectively. Impairment of real estate reduces earnings from continuing operations, but does not impact our ability to cover our fixed charges.

(3)
For the year ended December 31, 2015 the ratios were deficient of achieving a 1:1 ratio by $25.4 million for the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends.

(4)
For the year ended December 31, 2014 the ratios were deficient of achieving a 1:1 ratio by $28.2 million for the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends.

(5)
For the 11 months ended December 31, 2013 the ratios were deficient of achieving a 1:1 ratio by $50.8 million and $51.1 million for the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends, respectively.